MORGAN STANLEY SELECT DIMENSIONS INVESTMENT SERIES

SPECIAL MEETING OF SHAREHOLDERS
AUGUST 20, 2002



Item 77.C.	Matters Submitted to a Vote of Security Holders

	On August 20, 2002, a Special Meeting of the Shareholders of Morgan Stanley Select Dimensions Investment Series was held to consider and vote upon a Plan of Liquidation and Dissolution of the Emerging Markets and Noth American Government Securities Portfolios, pursuant to which the Portfolios' assets were liquidated, known liabilities satisfied and remaining proceeds distributed to shareholders.

The votes on the Liquidation and Dissolution proposal were as follows:


Emerging Markets Portfolio

For: 914,436.818	Against: 24,685.031	Abstain: 36,560.077


North American Government Securities Portfolio

For: 496,165.158	Against: 7,314.003	Abstain: 33,485.403